DISTRIBUTION REINVESTMENT PLAN SERVICES AGREEMENT

THIS AGREEMENT made as of the 24th day of February, 2004

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company continued under the laws of Canada (the “Plan Agent”)

- and -

PARAMOUNT ENERGY OPERATING CORP. (the “Company”), as administrator and on behalf of PARAMOUNT ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the "Trust")

WHEREAS the Trust has established the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”) to permit registered holders (other than U.S. residents) of trust units of the Trust (the “Trust Units”) on and after December 17, 2003 to reinvest their distributions and to invest Optional Cash Payments in Plan Units on a monthly basis without payment of brokerage commissions or service charges;

AND WHEREAS the Trust wishes to appoint the Plan Agent to perform certain administrative functions and duties in accordance with this Agreement and the Plan Agent wishes to accept such appointment;

NOW, THEREFORE, IN CONSIDERATION of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Plan Agent hereby agree as follows:

DEFINITIONS, NUMBER AND GENDER

1.1

Definitions

In this Agreement, including the recitals and any schedules hereto, unless otherwise stated or unless there is something in the subject matter or context inconsistent therewith:

(a)

“Agreement” means this plan services agreement and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary hereto, and the expressions “above”, “below”, “herein”, “hereto”, “hereof” and similar expressions refer to this agreement;

(b)

“Board of Directors” means the Board of Directors of the Company;

(c)

“Business Day” means any day in which the Plan Agent’s offices are generally open for the transaction of commercial business, but does not in any event include a Saturday, Sunday, civic or statutory holiday in the Province of Alberta or the Province of Ontario or a day on which the TSX does not publicly trade;

(d)

“Company” means Paramount Energy Operating Corp., the administrator of the Trust;

(e)

“Distribution” means any amount declared payable by the Board of Directors to the Unitholders;

(f)

“Distribution Date” means each date on which the Trust makes a Distribution to Unitholders;

(g)

“Enrollment Form” means a form, approved by the Company in consultation with the Plan Agent, to be completed by a Unitholder to participate in the Plan;

(h)

“GAAP” or “Generally Accepted Accounting Principles” means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which date any calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

(i)

“Investment Date” means the date upon which a Distribution payment or an Optional Cash Payment is applied to acquire Plan Units;

(j)

“Investment Price” means the price per unit used to acquire Plan Units as provided by the Company;

(k)

“Optional Cash Payment” means additional sums, in excess of reinvested Distributions, which a Participant contributes under the Plan for the purposes of acquiring Plan Units;

(l)

“Participant” means a registered Unitholder who participates in the Plan;

(m)

“Parties” means the Trust and the Plan Agent and “Party” means one of them;

(n)

“Person” includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual;

(o)

“Plan” means the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust dated December 17, 2003, as the same may be amended by the Board of Directors from time to time;

(p)

“Plan Agent” means Computershare Trust Company of Canada or any successor or assign;

(q)

“Plan Units” mean Trust Units purchased under the Plan and held under the Plan for Participant’s accounts as whole or fractional Trust Units;

(r)

“Record Date” means the date for determination of Unitholders entitled to receive a Distribution;

(s)

“TSX” means the Toronto Stock Exchange;

(t)

“Trust Units” means trust units held in a certificated form by Unitholders; and

(u)

“Unitholder” means a registered holder of Trust Units.

1.2

References

References to Articles, Sections, Subsections or Schedules refer to articles, sections, subsections or schedules of this Agreement.

1.3

Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein.  All payments contemplated herein by the Trust shall be by certified cheque issued by a Canadian bank.  All payments by Participants directly shall be by certified cheque.

1.4

Extended Meanings

In this Agreement, words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders; the use of the word “include” or “including” shall be deemed to include “include, without limitation”, or “including, without limitation”, as applicable; and references to any statute shall extend to and include orders-in-council or regulations passed under and pursuant thereto, of any amendment or re-enactment of such statute, orders-in-council or regulations, or any statute, order-in-council or regulations substantially in replacement thereof.

1.5

Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof, except as specifically set forth herein.  No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.6

Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule, the provision of the body of this Agreement shall prevail.  If any term or condition of this Agreement conflicts with applicable law, applicable law shall prevail, and this Agreement shall be deemed to be amended to the extent required to eliminate any such conflict.

1.7

Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8

Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period.  If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day.

1.9

Headings

The insertion of headings and the division of this Agreement into Articles, Sections, Subsections and Schedules are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof.

ARTICLE 2
THE PLAN AGENT SERVICES

2.1

Appointment of the Plan Agent

The Trust hereby appoints the Plan Agent, and the Plan Agent hereby accepts the appointment, as administrative agent and record keeper for and on behalf of the Trust for the purposes of maintaining the records pertaining to the Participants’ accounts under the Plan, and the Parties agree to perform their respective functions as set forth in this Agreement, upon the terms and conditions set forth herein.

2.2

Specific Responsibilities and Duties of the Plan Agent

The Plan Agent agrees to be bound by the terms and conditions of this Agreement and, without limiting the generality of the services to be performed by the Plan Agent, the Plan Agent accepts the duties and responsibilities outlined below:

(a)

upon receipt of a duly completed Enrollment Form from a Unitholder, enroll such Unitholder as a Participant.  Such Enrollment Form must be received by the Plan Agent not less than 3 Business Days prior to the Record Date. Any Enrollment Form received following such date shall be considered for enrollment in the next Distribution;

(b)

establish and maintain records for the Plan and for the account of each Participant;

(c)

purchase Plan Units for Participants with Distributions on Trust Units and Plan Units as well as with any duly made Optional Cash Payments.  New Plan Units shall be issued by the Trust from treasury after the Distribution Date and shall be allocated on a pro rata basis to the Participants as of such Distribution Date, including fractions of Plan Units computed to 6 decimal places;

(d)

receive Optional Cash Payment from the Participants no later than 3 Business Days prior to the Distribution Date in accordance with the terms noted below;

(e)

ensure that any Optional Cash Payment by a Participant: (i) is equal to or greater than $2,000 per remittance (the “Minimum Payment”) and (ii) is equal to or less than $100,000 per financial year of the Trust (the “Maximum Payment”) and any amount not consistent with the previous shall not be applied to the purchase of Plan Units and shall as soon as practicable be returned without interest to the Participant;

(f)

carry out the investment instructions received from Participants on duly completed and signed Enrolment Forms as delivered to the Plan Agent from time to time and credit any payments accompanying the same to the appropriate Participants’ accounts;

(g)

provide to the Trust the aggregate amount of Optional Cash Payment funds confirmed in its possession as of Distribution Date for such number of Plan Units as are acquired from the Trust pursuant to the Plan.  Any Optional Cash Payment received by the Plan Agent shall be irrevocable;

(h)

on a monthly basis, prepare and mail to each Participant a Plan statement in a standard form mutually acceptable to the Plan Agent and the Trust together with a cheque for such portions of the Distribution and/or the Optional Cash Payment that were not used to acquire Plan Units pursuant to the Plan;

(i)

maintain appropriate records to facilitate the preparation of, and prepare and deliver, annual Canadian tax information forms to Participants, which indicate the income received, and shall provide the Company with reports in a manner as mutually agreed;

(j)

terminate the Participant’s account in accordance with such Participant’s instructions upon receipt of written notification by a Participant requesting the same, such notice to be received by the Plan Agent not less than 3 Business Days prior to a Record Date, and (i) deliver a certificate for the whole number of Plan Units held as soon as practicable after terminating the account, and (ii) issue a cheque for any cash balance in a Participant’s account arising from fractional Plan Units and any Optional Cash Payments and Distributions held in the Participant’s account.  Any notification received following the time specified in the Plan shall be processed after the Distribution Date;

(k)

withdraw whole Plan Units from a Participant’s account in accordance with such Participant’s instructions upon receipt of written notification by a Participant requesting the same, such notice to be received by the Plan Agent not less than 3 Business Days prior to a Record Date, and deliver a certificate for the whole number of Plan Units held as soon as practicable.  Any notification received following the time specified herein shall be processed after the Distribution Date;

(l)

within 3 Business Days of receipt of the Investment Price for the Optional Cash Payment from the Company, which shall be received no later than the Business Day following the Distribution Date, credit the Plan Units so acquired to the appropriate Participant’s accounts;

(m)

in the event of the death of a Participant and upon receipt by the Plan Agent of evidence of the death and written instructions to terminate from any Person acting in a representative of fiduciary capacity together with satisfactory evidence of such Person’s appointment and authority to act, arrange for the delivery of a certificate in the name of the estate of the deceased Participant, as appropriate, for the whole number of Plan Units held in the Participant’s account and also issue a cheque for any cash balance in a Participant’s account arising from fractional Plan Units and any Optional Cash Payments and Distributions held in the Participant’s account; and

(n)

the Plan Agent shall deposit in separate accounts any funds awaiting investment and the cash balance provided by the Company and no interest shall be accounted for, earned or payable to the Participant, the Company or the Trust.

2.3

No Participants from the United States

The Plan Agent acknowledges that the Plan is not available to residents of the United States and agrees to use reasonable efforts to prevent residents of the United States from becoming Participants until the Plan Agent is notified in writing by the Trust that the Plan is available to residents of the United States.  Notwithstanding anything contained herein, the Plan Agent shall incur no liability in connection with ensuring the residency of Participants. In the event that the Trust wishes for the Plan to be made available to residents of the United States, the Trust and the Plan Agent will negotiate in good faith the terms and conditions of an amendment to this Agreement for the provision of such services.

2.4

Express Duties

The Plan Agent shall have no duties or obligations except as expressly provided in this Agreement and, for greater certainty, the Plan Agent shall have no duties or responsibilities arising under any other agreement, including the Plan, to which the Plan Agent is not a party.

2.5

Legal Advice and Appointment of Advisors

The Plan Agent is hereby authorized, at its discretion, as it may reasonably require for the purpose of discharging its duties or determining its rights hereunder to refer any matter to the Company, the Trust, the Trust’s legal counsel, or the legal counsel for the Plan Agent for direction and advice and to retain consultants, experts, advisors, agents or agencies, brokers or organizations, including organizations related to the Plan Agent.  All costs and expenses incurred pursuant to this Section shall be at the expense of the Trust.  The Plan Agent shall be entitled to act and rely upon, and shall be fully protected in acting and relying upon, the services and advice provided pursuant to this Section.

2.6

Protection of the Plan Agent

Without derogating from any other right of the Plan Agent as set out or described under this Agreement or otherwise, the Plan Agent shall:

(a)

retain the right not to act and shall not be liable for refusing to act unless it has received clear instructions and/or documentation and sufficient time to give effect to such instructions and/or documentation;

(b)

disburse funds hereunder only to the extent that funds have been deposited with it;

(c)

if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn;

(d)

incur no liability with respect to the delivery or non-delivery by the Plan Agent or its agents of any trust unit certificate or cheque whether delivered by hand, mail or other means, which shall be at the risk of the intended recipient;

(e)

if it shall hold any amount on account of dividends or other distributable amount which is unclaimed or cannot be paid for any reason or re-invested in accordance with the Plan, be under no obligation to invest or reinvest the same but shall only be obliged to hold same in a current or other non-interest bearing account pending payment to the person or persons entitled thereto, and shall be entitled to retain for its own account any benefit earned by the holding of same; and

(f)

notwithstanding anything else contained herein the Plan Agent, in its sole discretion, may (i) utilize the cash balance provided by the Trust, (ii) sell any Plan Units and (iii)

utilize any cash in the Participant’s account if Plan Units are purchased but there are insufficient funds to cover the acquisition cost by the Plan Agent for that Participant. Alternatively, or in addition to the previous, the Plan Agent may seek indemnification from the Trust for such amount.

2.7

Tax

The Trust shall be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this Agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, summaries and reports, except as is specifically delegated to the Plan Agent pursuant to this Agreement or as may be agreed subsequently, as confirmed in writing by the parties.   The Plan Agent shall process only such tax matters as have been specifically delegated to it pursuant to this Agreement or as may be agreed subsequently, and, in so doing, the Plan Agent does not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which shall remain the sole responsibility of the Trust.  The Plan Agent shall be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by the Plan Agent, directly or indirectly, from or on behalf of the Trust or the Participant. It is agreed that any direction must be supplied to the Plan Agent prior to processing any entitlement or filing.

2.8

Anti-Terrorism and Anti-Money Laundering Compliance

The Plan Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Plan Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Plan Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the Company, provided that (i) the Plan Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Plan Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

ARTICLE 3
FEES AND EXPENSES

3.1

Remuneration

The Trust shall pay the Plan Agent the fees set forth in the Schedule of Fees, as amended from time to time, a current version of which is attached hereto as Schedule “A”, and all of the Plan Agent’s reasonable expenses (collectively the “Fees”) within thirty (30) days of the date of the Plan Agent’s invoice. The Trust acknowledges that late payment may be subject to interest charges as indicated on the invoice. In the event that the Trust is more than forty-five (45) days late in paying an invoice, commencing from the invoice date, the Plan Agent may immediately suspend its services or terminate this Agreement for non-payment following written notice from the Plan Agent, subject to a ten (10) day cure period.  In addition to the services specified in this Agreement, the parties may agree from time to time that the Plan Agent shall perform other services for the Trust in connection with the Plan. Charges for additional services shall be in accordance with the Plan Agent’s then current fees for such services and shall constitute Fees of the Plan Agent as set out herein.  The Trust agrees that the Fees of the Plan

Agent are confidential information. As such, the Trust agrees not to disclose such Fees to a third party without the Plan Agent’s prior written consent, save and except as required by law.

ARTICLE 4
RELIANCE, INDEMNITY AND LIMITATIONS UPON LIABILITY

4.1

Reliance by the Plan Agent on Documents and Directions

The Plan Agent may act and rely, and shall be protected in acting and relying upon, any notice, direction, instruction, duly completed Enrolment Form, order, request, consent, receipt, opinion, statutory declaration or other paper or document furnished to it.  The Plan Agent may refer matters to the Company for direction. The Plan Agent may rely and act on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Plan Agent need not investigate any fact of matter stated in any document. However, before acting or refraining from acting, the Plan Agent may require a certificate from an appropriate officer of the Company or an opinion of counsel, where it reasonably deems the same to be necessary.  The Plan Agent may rely and act upon any opinion, information or advice provided by any counsel or expert, who may from time to time be appointed by the Plan Agent and shall be fully protected for so doing.

4.2

Agency Relationship

In incurring any debts, liabilities or obligations, or in taking or omitting to take any other actions for or in connection with the affairs of the Trust or any Participant in accordance with this Agreement, the Plan Agent, is and shall be deemed to be acting for and on behalf of the Trust or such Participant, respectively, and not in its own personal capacity.

4.3

Limitation of Liability

(a)

The Plan Agent will not be liable to the Trust or the Company for any action taken or omitted to be taken by it under or in connection with this Agreement and/or pursuant to the Plan, except for losses directly and principally caused by its bad faith, wilful misconduct or gross negligence, and which losses are caused within a reasonable time period following the act or omission by the Plan Agent.  Notwithstanding the generality of the foregoing, and whether such losses or damages are foreseeable or unforeseeable, the Plan Agent will not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) promises made to the Plan Participants by any other party, (iii) market loss or diminution in value of assets held in accordance with this Agreement and/or pursuant to the Plan, (iv) lost profits or (v) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(b)

The provisions of this Section 4.3 shall survive termination of this Agreement and release of any funds or Plan Units.

4.4

Indemnification of the Plan Agent

The Trust hereby undertakes to indemnify and hold harmless the Plan Agent, its affiliates, their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same results directly and principally from, and within a reasonable time period following, the gross negligence, wilful misconduct or bad faith on the part of the Plan Agent.  Further, the Trust shall be responsible to guard against and shall fully indemnify and save harmless the Plan Agent with respect to any transaction or payment arising from, out of or in connection with any forgery, unauthorized signatures, counterfeiting, dishonoured payment, illegality and illegal or unauthorized transfers. This provision shall survive termination of this Agreement and release of any funds or Plan Units.

ARTICLE 5
OBLIGATIONS OF THE TRUST

5.1

Obligations of the Trust

The Trust shall:

(a)

comply with the provisions of the Plan;

(b)

comply with all applicable laws in connection with the adoption, implementation and operation of the Plan;

(c)

comply with applicable privacy legislation and obtain on its behalf, and on behalf of the Plan Agent all requisite consents from the Participants required by law to give effect to the obligations of the Parties under this Agreement;

(d)

select a Record Date which is not later than ten (10) Business Days prior to the applicable Distribution Date;

(e)

advise the Plan Agent of the Record Date and Distribution Date in writing not less than fifteen (15) Business Days prior to the Distribution Date;

(f)

ensure at all times that the Trust maintains sufficient authorized but unissued Trust Units to issue Plan Units to the Plan Agent in accordance with the Plan;

(g)

ensure at all times that all necessary regulatory approvals required to be obtained by the Trust have been obtained to effect distributions of Trust Units to the Plan Agent in accordance with the Plan on each Distribution Date;

(h)

ensure that the acquisition, issuance or trading of securities under the Plan and all trade instructions received comply in all material respects with all applicable securities laws and requirements of all securities regulatory authorities, applicable exchanges, securities markets and self-regulatory organizations;

(i)

to the extent Plan Units are issued under the Plan, issue Plan Units to the Plan Agent from treasury for the account of the Participants after each Distribution Date at a price determined by the Trust in accordance with the Plan;

(j)

provide the Plan Agent with sufficient cash balance, in an amount determined solely by the Plan Agent, acting reasonably, so that at all times during the continuation of the Plan the Plan Agent will have sufficient cash available to, among other things, pay any costs relating to the Plan; and

(k)

in addition to providing such cash balance as provided herein, immediately indemnify and save harmless the Plan Agent and promptly reimburse the Plan Agent for any additional losses, costs or expenses as a result of any of the foregoing matters.

ARTICLE 6
AMENDMENT, SUSPENSION AND TERMINATION OF THE PLAN

6.1

Amendment, Suspension or Termination

(a)

 No amendment of the Plan will have the effect of modifying any duties or responsibilities of the Plan Agent without its written consent.  Notwithstanding the provisions of Section 7.1 hereof, the Plan Agent acknowledges that the Board of Directors may suspend or terminate the Plan at any time in its sole discretion upon not less than thirty (30) days prior notice to the Participants and the Plan Agent.

(b)

If the Plan is suspended, any written requests from a Participant to withdraw Plan Units, terminate its account, enrol in the Plan or withdraw Optional Cash Payments will not be processed but such requests will be returned to the Participant with an explanation of the suspension of the Plan.

(c)

If the Plan is terminated, all Participants effective as of the termination date will be issued a certificate for whole Plan Units and a cheque for any cash balance in the Participants’ accounts arising from fractional Plan Units and any Optional Cash Payments and Distributions held in the Participants’ account as soon as practicable.

ARTICLE 7
RESIGNATION OR REMOVAL OF THE PLAN AGENT

7.1

Resignation or Removal of the Plan Agent

Subject to Section 3.1, the Trust may remove the Plan Agent or the Plan Agent may resign any time upon not less than thirty (30) days prior notice to the Plan Agent or the Trust, as the case may be, or upon such lesser period as may be otherwise provided herein or as mutually agreed to by the Trust and the Plan Agent. On or prior to the end of such notice period, the Trust may appoint a successor to the Plan Agent to act as the administrative agent for the Plan and to which the Plan Agent shall, at the request of the Trust, deliver the property and records held in connection with this Agreement, but only after full payment of all outstanding fees and reasonable expenses of the Plan Agent under this Agreement has been received by the Plan Agent from the Trust prior to any transfer to such successor.  The Plan Agent shall be discharged of all duties and obligations under this Agreement upon the earlier of the expiration of the notice period or upon returning all property and records held in connection with the Plan and this Agreement to the Trust or its designate.  Where the Trust fails to appoint a successor to the Plan Agent on or prior to the end of the applicable notice period under this Section 7.1, the provisions of Section 6.1(c) shall apply as if the Plan were terminated.

ARTICLE 8
MISCELLANEOUS

8.1

Governing Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

8.2

Counterparts

This Agreement may be executed in several counterparts and evidenced by a facsimile copy of an original execution page bearing the signature of each Party, each of which when so executed shall be deemed to be an original, and such counterparts or facsimile copies thereof together shall comprise one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

8.3

Assignment

The parties hereby undertake not to assign their duties and responsibilities except upon securing the prior approval of the other party, which approval shall not be unreasonably withheld or delayed. Notwithstanding the aforementioned, any corporation into which the Plan Agent may be merged, consolidated or amalgamated, or any corporation succeeding to all or substantially all of the business of the Plan Agent relevant to this Agreement (by sale of such business or otherwise), shall thereupon automatically become the administrative agent and record keeper hereunder without any further act or formality by the Plan Agent or the Trust. This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their permitted successors and permitted assigns.

8.4

Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)

personally, by delivering the notice to the Party on which it is to be served at that Party’s address for notices as set forth in Section 8.5. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee’s normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee’s first Business Day next following the time of the delivery; or

(b)

by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party’s facsimile number as set forth in Section 8.5.  A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee’s normal business hours on any Business Day or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted during business hours.

8.5

Notices

The address and facsimile number for delivery of notices hereunder of each of the Parties shall be as follows:

(a)

the Plan Agent:

Computershare Trust Company of Canada

710, 530 – 8th Avenue SW

Calgary, Alberta  T2P 3S8

Attention: Manager, Corporate Trust

Telephone: 403.267.6501

Fax: 403.267.6598

(b)

the Trust:

Paramount Energy Trust

500, 630 - 4th Street S.W.

Calgary, Alberta T2P 0J9

Attention: Susan Riddell Rose

Telephone: 403.269.4400

Fax: 403.269.4499

A Party may change its address and facsimile number for delivery by notice to the other Party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

8.6

Time of the Essence

Time shall be of the essence in this Agreement.

8.7

Severability

If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction, and shall not in any manner affect such provision or render it invalid or unenforceable in any other jurisdiction or affect any other provision of this Agreement in such jurisdiction or any other jurisdiction.

8.8

Force Majeure

Except for the payment obligations of the Trust contained herein, neither Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date at the top of the first page of this Agreement.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

“Jacqueline Spink”

Per:

“Lucy Liu”

PARAMOUNT ENERGY OPERATING CORP., as administrator and on behalf of PARAMOUNT ENERGY TRUST

Per:

“Cam Sebastian”

Cam Sebastian

Vice President, Finance & Chief Financial Officer

SCHEDULE “A”

PARAMOUNT ENERGY TRUST

DISTRIBUTION REINVESTMENT PLAN SERVICES

SCHEDULE OF FEES

Initial Services Fees..…………………..…………………………………….…………………………………...	$5,000.00

Provision of standard plan documents, review of required changes to Plan Text, Enrollment Forms, Termination Forms, Withdrawal Forms, discussions with client and legal counsel, entering into Plan Agent Agreement, inter-branch co-ordination.  Customized plans or revisions to standard documents will attract a professional services fee of $175.00 per hour.

Annual Retainer. …………………………………………………………………………………………..……...	3,000.00

Mailing of Material ……………………………….….………………………………………………….……...…	Standard fee of Computershare

Mailing Material to New Accounts, each ………………………………………………………………...……..	3.50

Enrollments, each …………………….……………………………………………….…….……………………	10.00
Receiving request by mail and over the counter, examining and validating, coding account

Optional Cash Payments, treasury issuance, each ..……………………………………………......……....	30.00

Receiving requests and cheques by mail and over the counter, examining and validating, coding account, depositing cheques, balancing, calculating entitlements using investment price, posting share position including fractional shares

Optional Cash Payments, market purchases, each…………………...………………………………….…..	35.00

Receiving requests and cheques by mail and over the counter, examining and validating, coding account, depositing cheques, balancing, calculating entitlements using investment price, placing purchase request, posting share position including fractional shares, reconciling float

Reinvestment of Dividends & Distribution of Statements
Treasury Plan, each ……………….……………………………………………………………..……	5.00 Minimum per investment period $500.00

Market Purchase Plan, each …………………………………………………………………..……..	7.50 Minimum per investment period $750.00

Withdrawals, each.....…………………………………….………………………………………………….…...	20.00
Receiving request by mail and over the counter, examining and validating, coding account, requesting and issuing certificates, balancing, mailing of certificate

Selling Plan Shares, each …………………………………………………………………………………….…	27.50

Receiving request by mail and over the counter, examining and validating, coding account, placing sale request, calculating entitlements, requesting & issuing certificate/position, depositing funds, balancing, issuing cheques, reconciling cashed cheques

Terminations, each.....………………………………….………………………………………………………...	25.00

Receiving request by mail and over the counter, examining and validating, coding account, requesting and issuing certificates, requesting and issuing cheques, balancing, mailing of certificate and cheques

Deficiencies, each ………………………………………………………………………………..………………	35.00

Reporting of Reinvestment Shares (if required), each ……………………………………….………..……..	150.00

Shareholder Communication
Telephone calls, each ………………..…………………………………………….……………..…..	10.00
Written communication, each…………………..…………………………………………….….……	20.00
Estate & Legal Transfers, each...…………………………………..…..………………………...…..	100.00

T5008 Transaction Slips, each …………………………………………………………………………….……	9.25

Termination of the Plan, each account…………………………………………………………………….…...	10.00

Ensuring shareholder plan register is updated as of the termination date, extracting shareholder details as of termination date, calculating entitlements, balancing, printing certificates, signing certificates, performing NYSE audit, if applicable, issuing cheques, calculating registered mail items, updating holder records, reconciling cashed cheques

Proration, each cheque ……………………………….………………………………………………………... each holder ……………………………….………………………………………………………...	25.00 10.00

The above initial services, annual and transactions fees apply  if the Agency Agreement, Enrollment Forms and Plan Text are in accordance with the Computershare specimens provided.

This schedule is based upon information provided to date and may be subject to change.  Any other services required, other than those referred to in this schedule, will be in accordance with our standard tariffs. Other tax reporting, etc. will be levied a fee in accordance with the requirements as they arise.

All out-of-pocket expenses are additional to all service fees and include, but are not limited to, postage, courier, photocopying, telecommunications, overtime, legal fees, stationery, printing, etc..  All fees and out-of-pocket expenses must be paid within thirty days from the date of the invoice.  Any late payments may be subject to interest charges as indicated on the invoice.  Any sales or services taxes, including, without limitations, Goods and Services Tax, if applicable, will be applied to fees and expenses.

These fees are subject to adjustment in the event the Plan Agent incurs additional costs associated with the compliance of Federal Anti-Terrorism and Anti-Money Laundering legislation.

The Company acknowledges and agrees that the fees of Computershare are confidential information.  As such, the Company agrees not to disclose any such fees to any third party without Computershare’s prior written consent, save and except for disclosure (a) to the Company’s professional advisors, held to strict confidence; and (b) as required or otherwise compelled by law.

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated this ______ day of June, 2003,

Accepted this _____day of June, 2003,

PARAMOUNT ENERGY TRUST

Per:  “Cam Sebastian”

  Authorized Signatory

Name:  Cam Sebastian, Vice President , Finance and Chief Financial Officer